May 2014 Pricing Sheet dated May 16, 2014 relating to Preliminary Terms No. 141 dated May 13, 2014 Registration Statement No. 333-177923 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Enhanced Trigger Jump Securities Based on the Performance of the Common Stock of American Airlines Group Inc. due June 19, 2015

Principal at Risk Securities

PRICING TERMS — May 16, 2014
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common stock of American Airlines Group Inc.
Aggregate principal amount:	$5,710,000
Payment at maturity:	▪ If the final stock price is greater than or equal to the downside threshold, you will receive at maturity a cash payment per $1,000 stated principal amount security equal to:
$1,000 + upside payment
▪ If the final stock price is less than the downside threshold, meaning the closing price of one share of the underlying stock on the valuation date has declined by more than 28.50% from the initial stock price, you will receive at maturity:

(i) a number of shares of the underlying stock equal to the exchange ratio as of the valuation date, or (ii) at our option, the cash value of those shares as of the valuation date

The value of those shares (or that cash value) as of the valuation date will be less than 71.50% of the stated principal amount of the securities and could be zero.

Upside payment:	$100 per security (10% of the stated principal amount)
Exchange ratio:	$25.95717, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Cash Value:	An amount in cash equal to the product of (i) the stated principal amount divided by the initial stock price and (ii) the final stock price. The initial stock price (and, therefore, the cash value) is subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold:	$27.54538, which is 71.50% of the initial stock price
Initial stock price:	The closing price of one share of the underlying stock on the pricing date, which was $38.525, divided by the stock adjustment factor
Final stock price:	The closing price of one share of the underlying stock on the valuation date
Stock adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	May 16, 2014
Original issue date (settlement date):	May 21, 2014
Valuation date:	June 16, 2015, subject to postponement in the event of certain market disruption events and as described under “Description of Securities — Postponement of a Determination Date” in the accompanying product supplement no. 4-I
Maturity date:	June 19, 2015, subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Payment at Maturity — Notes Linked to a Single Component” in the accompanying product supplement no. 4-I
CUSIP / ISIN:	48127DJE9/ US48127DJE94
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$20.00	$980.00
Total	$5,710,000.00	$114,200.00	$5,595,800.00
(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $20 per $1,000 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The estimated value of the securities on the pricing date as determined by JPMS was $968.80 per $1,000 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. 4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 141 dated May 13, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214003845/e58873fwp.htm

Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.